UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
Expires: April 30, 2009
Washington, D.C. 20549	Estimated average burden
hours per response . . . 2.50
FORM 12b-25	SEC FILE NUMBER
CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Activision, Inc.
Full Name of Registrant

Former Name if Applicable

3100 Ocean Park Boulevard
Address of Principal Executive Office (Street and Number)

Santa Monica, CA 90405
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Activision, Inc. (the “Company”) is not in a position to file its Annual Report on Form 10-K for the year ended March 31, 2007 (the “Form 10-K) on the prescribed due date.  The completion of the Form 10-K has been delayed by the Company’s recently completed restatement of its financial statements, as set forth in its Annual Report on Form 10-K/A for the fiscal year ended March 31, 2006, to reflect the results of the Company’s review of its historical stock option granting practices.  The Company expects to complete and file the Form 10-K on or before June 14, 2007 (the fifteenth calendar day following the prescribed due date as prescribed by Rule 12b-25).

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Thomas Tippl, Chief Financial Officer of Activision Publishing, Inc.	310	255-2000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No
	The Company has yet to file its Quarterly Report on Form 10-Q for either the quarter ended September 30, 2006 or the quarter ended December 31, 2006.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As announced on May 3, 2007, the Company expects to report net revenues of $1.51 billion for the fiscal year ended March 31, 2007, as compared to net revenues of $1.47 billion reported for the fiscal year ended March 31, 2006.  The Company will provide further information relating to significant changes in results of operations from the fiscal year ended March 31, 2006 in the earnings statements to be included in the Form 10-K for the fiscal year ended March 31, 2007.

Cautionary Note Regarding Financial Results and Forward-looking Statements:  Information in this Form 12b-25 that involves the Company’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts.  In this Form 12b-25 they are identified by words such as “appears,” “likely,” “believes”, “may”, “will,” “would,” “plans,” “expects,” “intends” and similar expressions.  They are based upon information available to the Company as of the date of the Form 12b-25, and the Company assumes no obligation to update any such forward-looking statement.  The Company may change its intention, belief or expectation, at any time and without notice, based upon any changes in the enumerated factors or in the Company’s assumptions, or otherwise, and forward-looking statements believed to be true when made may ultimately prove to be incorrect.  These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Company’s control and may cause actual events to differ materially from the Company’s current expectations.  These risks include, but are not limited to, the factors described in Activision’s filings with the Securities and Exchange Commission.

Activision, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 30, 2007	By	/s/ Thomas Tippl
Thomas Tippl Chief Financial Officer of Activision Publishing, Inc. and Principal Financial and Accounting Officer of the Company

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).